UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Wize Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97751M207
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		281,984*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

281,984*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

281,984*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8%*
12	TYPE OF REPORTING PERSON

PN

* Consists of (i) 31,894 shares of Common Stock owned by Bigger Capital and (ii) 250,000 shares of Common Stock currently issuable upon the exercise of Series B Warrants owned by Bigger Capital.

2

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		281,984*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

281,984*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

281,984*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8%*
12	TYPE OF REPORTING PERSON

OO

* Consists of (i) 31,984 shares of Common Stock owned by Bigger Capital and (ii) 250,000 shares of Common Stock currently issuable upon the exercise of Series B Warrants owned by Bigger Capital.

3

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		439,938*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

439,938*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

439,938*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%*
12	TYPE OF REPORTING PERSON

PN

* Consists of (i) 189,938 shares of Common Stock owned by District 2 CF and (ii) 250,000 shares of Common Stock currently issuable upon the exercise of Series B Warrants owned by District 2 CF.

4

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		439,938*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

439,938*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

439,938*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%*
12	TYPE OF REPORTING PERSON

PN

* Consists of (i) 189,938 shares of Common Stock owned by District 2 CF and (ii) 250,000 shares of Common Stock currently issuable upon the exercise of Series B Warrants owned by District 2 CF.

5

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		439,938*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

439,938*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

439,938*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%*
12	TYPE OF REPORTING PERSON

OO

* Consists of (i) 189,938 shares of Common Stock owned by District 2 CF and (ii) 250,000 shares of Common Stock currently issuable upon the exercise of Series B Warrants owned by District 2 CF.

6

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		439,938*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

439,938*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

439,938*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%*
12	TYPE OF REPORTING PERSON

OO

* Consists of (i) 189,938 shares of Common Stock owned by District 2 CF and (ii) 250,000 shares of Common Stock currently issuable upon the exercise of Series B Warrants owned by District 2 CF.

7

CUSIP No. 97751M207

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		721,922*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

721,922*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

721,922*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%*
12	TYPE OF REPORTING PERSON

IN

* Consists of (i) an aggregate of 221,922 shares of Common Stock owned by Bigger Capital and District 2 CF and (ii) an aggregate of 500,000 shares of Common Stock currently issuable upon the exercise of Series B Warrants owned by Bigger Capital and District 2 CF.

8

CUSIP No. 97751M207

Item 1(a).	Name of Issuer:

Wize Pharma, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5b Hanagar Street
Hod Hasharon, Israel 4527708

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

175 W Carver Street
Huntington, NY 11743

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

175 W Carver Street
Huntington, NY 11743

Citizenship: Delaware

District 2 Capital Fund LP (“District 2 CF”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Capital LP (“District 2”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 GP LLC (“District 2 GP”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

9

CUSIP No. 97751M207

Michael Bigger

175 W Carver Street
Huntington, NY 11743

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”).

Item 2(e).	CUSIP Number:

97751M207

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

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CUSIP No. 97751M207

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2019, Bigger Capital beneficially owned 281,984 shares of Common Stock, consisting of (i) 31,984 shares of Common Stock owned by Bigger Capital and (ii) 250,000 shares of Common Stock currently issuable upon the exercise of Series B Warrants owned by Bigger Capital.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 281,984 shares of Common Stock beneficially owned by Bigger Capital.

As of the close of business on December 31, 2019, District 2 CF beneficially owned 439,938 shares of Common Stock, consisting of (i) 189,938 shares of Common Stock owned by District 2 CF and (ii) 250,000 shares of Common Stock currently issuable upon the exercise of Series B Warrants owned by District 2 CF.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 439,938 shares of Common Stock beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 439,938 shares of Common Stock beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 439,938 shares of Common Stock beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i) 281,984 shares of Common Stock beneficially owned by Bigger Capital and (ii) 439,938 shares of Common Stock beneficially owned by District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

11

CUSIP No. 97751M207

(b)	Percent of class:

The following percentages are based on 15,885,628 shares of Common Stock outstanding as of December 23, 2019, based on information contained in public filings relating to the Issuer.

As of December 31, 2019, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 1.8% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own approximately 2.7% of the outstanding shares of Common Stock, and (iii) Mr. Bigger may be deemed to beneficially own approximately 4.4% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

12

CUSIP No. 97751M207

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13

CUSIP No. 97751M207

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

BIGGER CAPITAL FUND, LP			BIGGER CAPITAL FUND GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner		By:	/s/ Michael Bigger
				Name:	Michael Bigger
By:	/s/ Michael Bigger			Title:	Managing Member
	Name:	Michael Bigger
	Title:	Managing Member

DISTRICT 2 CAPITAL FUND LP			DISTRICT 2 CAPITAL LP

By:	District 2 GP LLC, its general partner		By:	/s/ Michael Bigger
				Name:	Michael Bigger
By:	/s/ Michael Bigger			Title:	Managing Member
	Name:	Michael Bigger
	Title:	Managing Member

DISTRICT 2 GP LLC			DISTRICT 2 HOLDINGS LLC

By:	/s/ Michael Bigger		By:	/s/ Michael Bigger
	Name:	Michael Bigger		Name:	Michael Bigger
	Title:	Managing Member		Title:	Managing Member

/s/ Michael Bigger
MICHAEL BIGGER

14